UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Meadow Valley Corporation

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

583185103

(CUSIP Number)

Hoak Public Equities, L.P.

500 Crescent Court, Suite 230

Dallas, Texas 75201

Attention: J. Hale Hoak, Charles D. Warltier

 (214) 855-2284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hoak Public Equities, L.P. (20-1356217)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.48%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hoak Fund Management, L.P. (20-1355992)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.48%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James M. Hoak & Co. (75-2574026)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.48%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 583185103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James M. Hoak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 273,924 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 273,924 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 273,924 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.48%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (“Common Stock”), of Meadow Valley Corporation, a Nevada corporation (the “Company”). The principal executive office of the Company is located at 4411 South 40th Street Suite D-11, Phoenix, AZ  85040.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Fund Management, L.P. (“HFM”), a Texas limited partnership (HPE’s general partner),  James M. Hoak & Co. (“Hoak & Co.”), a Texas corporation (HFM’s general partner) and James M. Hoak (Hoak & Co.’s controlling shareholder).  The address of the principal business and the principal office of HPE, HFM, Hoak & Co. and James M. Hoak is 500 Crescent Court, Suite 230, Dallas, Texas 75201. HPE is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

During the last five years, none of HPE, HFM, Hoak & Co. nor James M. Hoak, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All purchases of Common Stock were made in open market transactions. The total amount of funds used for such purchases was $3,142,734.  All of the shares of Common Stock beneficially held by the Reporting Persons were paid for using working capital.

Item 4.	Purpose of Transaction

The Reporting Persons made the investment decision to acquire shares of Common Stock because they believe they are substantially undervalued and represent an attractive investment opportunity.  The Reporting Persons intend to monitor and evaluate the Issuer’s business, corporate governance and financial performance and will continue to communicate their opinions with the management and the Board of Directors of the Issuer. Accordingly, the Reporting Persons reserve the right to propose or take any or all of the actions set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    As of February 27, 2007, the Reporting Persons beneficially owned 273,924 shares of Common Stock, representing approximately 5.48% of the shares of Common Stock outstanding based upon the 4,998,416 shares of Common Stock reported by the Issuer to be outstanding as of February 27, 2007 in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006 filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2006 (the “Outstanding Shares”).

(b)    HPE, HFM, Hoak & Co. and James M. Hoak have shared power to vote or to direct the vote, shared power to dispose or to direct the disposition of 273,924 shares of Common Stock.

(c)    Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock in the last 60 days by the Reporting Persons.

(d)    Inapplicable.

(e)    Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Inapplicable

Item 7.	Material to Be Filed as Exhibits
Inapplicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hoak Public Equities, L.P.
By Hoak Fund Management, L.P. (its general partner)
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

Hoak Fund Management, L.P.
By James M. Hoak & Co. (its general partner)

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

James M. Hoak & Co.

By:	/s/ J. Hale Hoak
J. Hale Hoak
President

/s/ James M. Hoak
James M. Hoak (individually)

Dated: March 6, 2007

Schedule A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days. All transactions were effectuated in the open market through a broker.

Date	Number of Shares Purchased (Sold)	Price per Share	Aggregate Price (1)

1/30/2007	1,500	$11.7467	$17,620.01
1/31/2007	992	$11.7419	$11,648.00
2/1/2007	500	$11.7480	$5,874.00
2/2/2007	20,000	$11.7881	$235,762.00
2/12/2007	9,899	$12.4375	$123,118.42
2/14/2007	2,309	$12.4495	$28,745.99
2/15/2007	500	$12.4000	$6,200.00
2/16/2007	1,000	$12.2000	$12,200.00
2/27/2007	31,924	$11.8537	$378,416.24

(1) Excludes commissions and other execution-related costs.